

July 23, 2012

Via E-mail
Richard M. McVey
Chief Executive Officer
MarketAxess Holdings, Inc.
299 Park Avenue
New York, NY 10171

> **Re:** **MarketAxess Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2011**
> **Filed July 6, 2012**
> **File No. 001-34091**

Dear Mr. McVey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Risk Factors, page 25
We are exposed to risks resulting from non-counterparties to certain transactions…, page 27

1. You state that you act as an intermediary between and among institutional investors and broker-dealer clients on a "riskless principal basis," yet you state that you are exposed to credit risk in your role as trading counterparty to your clients executing bond trades on your platform. Please explain the apparent inconsistency and explain why you believe it is appropriate to state that you act on a "riskless principal basis."

<u>We could lose significant sources of revenue if we lose any of our significant institutional investor clients. page 28</u>

2.   If the investor client referenced in the discussion accounted for 10% or more of your consolidated revenues, then please identify the customer in the risk factor discussion.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>
<u>Regulatory Environment, page 47</u>

3.   Please provide the percentage of your clients and of the transactions made on your electronic trading platform that involve bank-affiliated companies that will be subject to the Volcker Rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director